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Exhibit 12.1

St. Mary Land & Exploration Company

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three months ended March 31,			Years ended December 31,
	2007		2006	2006		2005	2004	2003		2002
	Historical	Pro forma(1)		Historical	Pro forma(1)
Pretax income from continuing operations	63,562	64,914	80,130	295,321	295,539	238,237	146,228	146,070	(2)	42,579
Plus:
Amortization of capitalized interest	416	416	215	1,022	1,022	745	507	393		247
Fixed charges:
Interest expense (includes amortization of deferred financing costs)	6,053	3,911	1,379	8,521	8,143	8,213	6,244	7,958		3,868
Capitalized interest	1,327	1,327	682	3,465	3,465	1,909	1,353	780		427
Interest factor in rental expense	173	173	140	612	612	546	610	509		424

Total fixed charges	7,553	5,411	2,201	12,598	12,220	10,668	8,207	9,247		4,719
Less:
Capitalized interest	(1,327)	(1,327)	(682)	(3,465)	(3,465)	(1,909)	(1,353)	(780)		(427)
Earnings	70,204	69,414	81,864	305,476	305,316	247,741	153,589	154,930		47,118
Ratio of earnings to fixed charges	9.3	12.8	37.2	24.2	25.0	23.2	18.7	16.8		10.0

Note:    For purposes of computing St. Mary Land & Exploration Company's ratios of earnings to fixed charges, "earnings" represent pretax income from continuing operations plus fixed charges and amortization of capitalized interest less capitalized interest. "Fixed charges" represent interest expensed and capitalized. Interest expense includes the portion of operating rental expense that St. Mary believes is representative of the interest component of rental expense.

(1)
Gives the pro forma effect of the use of net proceeds from the issuance in April 2007 of $287.5 million total principal amount of 3.50% senior convertible notes due 2027 to repay $280.8 million of debt under St. Mary's revolving credit facility.

(2)
Excludes cumulative effect of change in accounting principle, net of income tax, of approximately $5.4 million.

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  Exhibit 12.1
St. Mary Land & Exploration Company Ratio of Earnings to Fixed Charges (dollars in thousands)